Exhibit 99.2

Pyxis Tankers Inc. Announces Financial Results for the Three and Nine Months Ended September 30, 2019

Maroussi, Greece, November 14, 2019 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”) an emerging growth pure play product tanker company, today announced unaudited results for the three and nine months ended September 30, 2019.

Summary

For the three months ended September 30, 2019, our Revenues, net were $7.3 million. For the same period our time charter equivalent revenues (see “Non-GAAP Measures and Definitions” section below) increased by approximately $3.6 million, or 140%, to $6.2 million compared to the same period in the prior year. For the three months ended September 30, 2019, our net loss was reduced by $3.3 million to $0.8 million with a loss per share (basic and diluted) of $0.04 and our Adjusted EBITDA (see “Non-GAAP Measures and Definitions” below) increased by $3.6 million to $2.1 million in each case compared to the same quarterly period in the prior year.

Valentios Valentis, our Chairman and CEO commented:

“Our operating results for the third quarter of 2019 reflected the positive impact of staggered time charters for our medium-range (“MR”) product tankers as well as continued operational cost discipline. The average daily TCE for our MR’s was over $14,400 during the quarter with utilization of 99.7%. As of November 11, 2019, we had 57% of our remaining days in 2019 covered and our MR’s have an average daily TCE of $15,300, exclusive of certain charterer options to extend existing time charters.

Our third quarter 2019 results also reflected continued focus on the efficiencies of our operating platform as fleet-wide daily operating expenses were slightly over $5,500 per vessel and represented good consistency for the nine month period. Total daily operational costs, which include management fees and General and Administrative expenses, for our eco-efficient MR’s continued to be consistent and competitive within our sector at approximately $7,500.

We believe that the fourth quarter, 2019 represents the potential beginning of a period of sustainable improvement in vessel earnings beyond the traditional seasonal uplift. As we previously mentioned, this is based upon the positive fundamentals of supply and demand growth, plus incremental demand for the MR sector with the start of IMO 2020 regulations. Continued world-wide demand growth for refined petroleum products of approximately 3% per annum should outpace the declining orderbook for MR’s, given the low level of new build orders, vessel scrapping and delays in new vessel deliveries. Starting this quarter, the distribution of new compliant low-sulphur fuels through the massive global network of ports and marine storage facilities should increase ton-mile demand and expand trading routes for product tankers. However, global trade tensions and recent geo-political events continue to create an added layer of uncertainty which could undermine this positive outlook to some extent.

Moving forward, we plan to continue to focus on providing safe and efficient means of transporting refined products for our customers with a strategy of mixed chartering employment. We expect to continue to explore avenues of growth, strategically and through capital formation. We are optimistic about the near-term prospects for our sector and the Company, and look forward to taking advantage of various opportunities as they arise to enhance shareholder value.”

1

Results for the three months ended September 30, 2018 and 2019

For the three months ended September 30, 2019, we reported a net loss of $0.8 million, or a loss per share of $0.04 (basic and diluted), compared to a net loss of $4.1 million, or a loss per share of $0.20 (basic and diluted) for the same period in 2018. For the three months ended September 30, 2019, our Revenues, net were $7.3 million. Our time charter equivalent revenues of $6.2 million represented an increase of $3.6 million from $2.6 million in the three months ended September 30, 2018. The decrease in net loss was primarily attributed to greater time charter activity for our MR’s which resulted in a $3.7 million decrease in voyage related costs and commissions from $4.8 million in the comparable period in 2018. Our Adjusted EBITDA was $2.1 million for the three month period ended September 30, 2019, representing an increase of $3.6 million from negative $1.5 million for the same period in 2018.

Results for the nine months ended September 30, 2018 and 2019

For the nine months ended September 30, 2019, we reported a net loss of $4.7 million or $0.23 basic and diluted loss per share, which represents a decrease in the net loss of less than $0.1 million compared to the same period in 2018. For the nine months ended September 30, 2019, we reported Revenues, net of $20.5 million. Our time charter equivalent revenues of $16.4 million represented an increase of $4.2 million from $12.2 million in the nine months ended September 30, 2018. The increase in time charter equivalent revenues was mainly attributed to lower spot chartering activity, which resulted in a significant decrease of $4.7 million in voyage related costs and commissions for the nine months ended September 30, 2019. The $4.2 million increase in our time charter equivalent revenues for 2019 described above was offset by the gain from debt extinguishment of $4.3 million recorded in the first quarter of 2018, as a result of the early prepayment of loans from Commerzbank when the existing debt for the small tankers and Pyxis Malou was refinanced in full with Amsterdam Trade Bank, N.V. (“ATB”). Furthermore, a $1.3 million increase in interest and finance costs during the period ended September 30, 2019, compared to the same period in 2018, was counterbalanced by the non-cash impairment charge of $1.5 million that was recorded in the first quarter of 2018 related to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their then fair values, leaving comparable bottom lines for both nine month periods. However, our Adjusted EBITDA was $3.9 million, representing an increase of $4.2 million from negative $0.3 million for the same period in 2018.

	Three Months ended September 30,		Nine Months ended September 30,
	2018	2019	2018	2019
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	7,415	7,313	20,982	20,493
Voyage related costs and commissions	(4,844)	(1,133)	(8,783)	(4,059)
Time charter equivalent revenues*	2,571	6,180	12,199	16,434

Total operating days	431	500	1,355	1,424

Daily time charter equivalent rate*	5,967	12,360	9,003	11,540

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended September 30, 2018 and 2019 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $7.3 million for the three months ended September 30, 2019, represented a decrease of $0.1 million, or 1.4%, from $7.4 million in the comparable period of 2018.

Voyage related costs and commissions: Voyage related costs and commissions of $1.1 million for the three months ended September 30, 2019, represented a decrease of $3.7 million, or 76.6%, from $4.8 million compared to the same period in 2018. The decrease was primarily attributed to lower spot chartering activity, which incurs voyage costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.1 million for the three months ended September 30, 2019, remained approximately at the same level as the comparable period of 2018.

2

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended September 30, 2019 represented a slight increase of less than $0.1 million, or 8.2%, from $0.5 million in the comparable period in 2018 due to timing of certain incurred costs.

Management fees: For the three months ended September 30, 2019, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), a company related to Mr. Valentios Valentis, our chairman and chief executive officer, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, were $0.4 million in aggregate and remained stable compared to the three-month period ended September 30, 2018.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for the three-month period ended September 30, 2019, represented an increase of 115.2%, compared to the same period in 2018 due to the Pyxis Malou’s 10th year special survey which was performed during the first quarter of 2019.

Depreciation: Depreciation of $1.4 million for the three months ended September 30, 2019, remained flat compared to the same period in 2018.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended September 30, 2019 was $1.5 million, compared to $1.2 million in the same period in 2018, represented an increase of $0.3 million, or 22.8%. The increase was primarily attributed to an increase in the overall weighted average interest rate to 8.2% in 2019 from 5.9% in the comparable period in 2018.

Management’s Discussion and Analysis of Financial Results for the Nine Months ended September 30, 2018 and 2019 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $20.5 million for the nine months ended September 30, 2019, represented a decrease of $0.5 million, or 2.3%, from $21.0 million in the comparable period of 2018. The decrease during the first nine months 2019 related to the impact of lower utilization of the small tankers due to a greater number of idle days between their voyage charter employments and hence less operating days.

Voyage related costs and commissions: Voyage related costs and commissions of $4.1 million for the nine months ended September 30, 2019, represented a decrease of $4.7 million, or 53.8%, from $8.8 million in the comparable period in 2018. The decrease was primarily attributed to greater time chartering activity of our MR’s.

Vessel operating expenses: Vessel operating expenses of $9.5 million for the nine months ended September 30, 2019, remained flat versus the comparable period of 2018.

General and administrative expenses: General and administrative expenses of $1.8 million for the nine months ended September 30, 2019, were essentially flat compared to the same period in 2018.

Management fees: For the nine months ended September 30, 2019, management fees payable to Maritime and ITM of $1.2 million in the aggregate, remained stable compared to the nine months ended September 30, 2018.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the nine months ended September 30, 2019, represented an increase of $0.1 million, or 113.6% compared to the same period in 2018 due to the Pyxis Malou’s 10th year special survey which was performed during the first quarter of 2019.

Depreciation: Depreciation of $4.1 million for the nine months ended September 30, 2019, remained relatively stable compared to the same period in 2018.

Vessel impairment charge: No vessel impairment charge was recorded for the first nine months of 2019. A vessel impairment charge of $1.5 million (non-cash) recorded for the nine months ended September 30, 2018, that was related to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their fair values.

Gain from debt extinguishment: No gain from debt extinguishment was recorded in 2019, in contrast with the gain from debt extinguishment of $4.3 million for the nine months ended September 30, 2018, relating to the refinancing of the existing indebtedness of Secondone Corporation Ltd (“Secondone”), Thirdone Corporation Ltd (“Thirdone”) and Fourthone Corporation Ltd. (“Fourthone”) with a new 5-year secured term loan that was finalized in the first quarter of 2018. Approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in 2018.

Interest and finance costs, net: Interest and finance costs, net, of $4.4 million for the nine months ended September 30, 2019, represented an increase of $1.3 million, or 44.3%, from $3.0 million in the comparable period of 2018. The increase was attributable to higher LIBOR rates paid on floating rate bank debt compared to the comparable period in 2018 and the refinancing of the loans on four of our vessels at higher interest rates. In particular, the overall weighted average interest rate increased to 8.2% in 2019 from 5.3% in the comparable period in 2018, as a result of the refinancing of the existing debt for a) Northsea Alpha, Northsea Beta and Pyxis Malou with ATB and b) Eighthone Corp. (Pyxis Epsilon) with EnTrustPermal in September, 2018.

3

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the three months ended September 30, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2019

Revenues, net	$7,415	$7,313

Expenses:
Voyage related costs and commissions	(4,844)	(1,133)
Vessel operating expenses	(3,130)	(3,063)
General and administrative expenses	(546)	(591)
Management fees, related parties	(181)	(183)
Management fees, other	(232)	(232)
Amortization of special survey costs	(33)	(71)
Depreciation	(1,381)	(1,381)
Bad debt provisions	2	-
Operating (loss) / income	(2,930)	659

Other expenses:
Gain / (Loss) from financial derivative instrument	5	(2)
Interest and finance costs, net	(1,196)	(1,469)
Total other expenses, net	(1,191)	(1,471)

Net loss	$(4,121)	$(812)

Loss per common share, basic and diluted	$(0.20)	$(0.04)

Weighted average number of common shares, basic and diluted	20,877,893	21,144,548

4

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the nine months ended September 30, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2019

Revenues, net	$20,982	$20,493

Expenses:
Voyage related costs and commissions	(8,783)	(4,059)
Vessel operating expenses	(9,468)	(9,465)
General and administrative expenses	(1,793)	(1,778)
Management fees, related parties	(538)	(542)
Management fees, other	(697)	(697)
Amortization of special survey costs	(88)	(188)
Depreciation	(4,119)	(4,086)
Vessel impairment charge	(1,543)	-
Bad debt provisions	(13)	(26)
Operating loss	(6,060)	(348)

Other income / (expenses):
Gain from debt extinguishment	4,306	-
Gain / (Loss) from financial derivative instrument	12	(27)
Interest and finance costs, net	(3,032)	(4,374)
Total other income / (expenses), net	1,286	(4,401)

Net loss	$(4,774)	$(4,749)

Loss per common share, basic and diluted	$(0.23)	$(0.23)

Weighted average number of common shares, basic and diluted	20,877,893	21,096,562

5

Consolidated Balance Sheets

As of December 31, 2018 and September 30, 2019 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2018	September 30, 2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$545	$970
Restricted cash, current portion	255	92
Inventories	807	635
Trade accounts receivable, net	2,585	682
Prepayments and other assets	115	341
Total current assets	4,307	2,720

FIXED ASSETS, NET:
Vessels, net	107,992	104,541
Total fixed assets, net	107,992	104,541

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	3,404	3,560
Financial derivative instrument	28	1
Deferred charges, net	740	1,033
Prepayments and other assets	146	47
Total other non-current assets	4,318	4,641
Total assets	$116,617	$111,902

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$4,333	$4,509
Trade accounts payable	4,746	4,548
Due to related parties	3,402	6,049
Hire collected in advance	422	914
Accrued and other liabilities	642	818
Total current liabilities	13,545	16,838

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	58,129	54,796
Promissory note	5,000	5,000
Total non-current liabilities	63,129	59,796

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,060,190 and 21,165,101 shares issued and outstanding as at December 31, 2018 and September 30, 2019 respectively)	21	21
Additional paid-in capital	74,767	74,841
Accumulated deficit	(34,845)	(39,594)
Total stockholders’ equity	39,943	35,268
Total liabilities and stockholders’ equity	$116,617	$111,902

6

Unaudited Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2018 and 2019

(Expressed in thousands of U.S. dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2019

Cash flows from operating activities:
Net loss	$(4,774)	$(4,749)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,119	4,086
Amortization of special survey costs	88	188
Amortization and write-off of financing costs	318	195
Vessel impairment charge	1,543	-
Gain from debt extinguishment	(4,306)	-
Change in fair value of financial derivative instrument	(59)	27
Bad debt provisions	13	26
Issuance of common stock under the promissory note	-	56
Changes in assets and liabilities:
Inventories	(904)	172
Trade accounts receivable, net	(1,387)	1,877
Prepayments and other assets	(245)	(226)
Special survey cost	(587)	(481)
Trade accounts payable	4,037	(296)
Due to related parties	5,346	2,647
Hire collected in advance	-	492
Accrued and other liabilities	30	3
Net cash provided by operating activities	$3,232	$4,017

Cash flow from investing activities:
Ballast Water treatment system installation	-	(320)
Net cash used in investing activities	$-	$(320)

Cash flows from financing activities:
Proceeds from long-term debt	44,500	-
Repayment of long-term debt	(42,590)	(3,352)
Gross proceeds from issuance of common stock	-	76
Common stock offerings costs	(54)	(3)
Payment of financing costs	(908)	-
Net cash provided by / (used in) financing activities	$948	$(3,279)

Net increase in cash and cash equivalents and restricted cash	4,180	418

Cash and cash equivalents and restricted cash at the beginning of the period	6,693	4,204

Cash and cash equivalents and restricted cash at the end of the period	$10,873	$4,622

7

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of September 30, 2019, we were required to maintain minimum liquidity of $3.7 million. Total cash and cash equivalents, including restricted cash, aggregated to $4.6 million as of September 30, 2019.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of	As of
	December 31, 2018	September 30, 2019
Funded debt, net of deferred financing costs	$62,462	$59,305
Promissory Note - related party	5,000	5,000
Total	$67,462	$64,305

Our weighted average interest rate on our total debt for the three months ended September 30, 2019 was 8.2%.

On November 19, 2018, we filed with the U.S. Securities and Exchange Commission an amended prospectus supplement to offer and sell up to $3.675 million of common shares through an At-the-Market (“ATM”) offering or similar direct placement. In November 2018, we sold 182,297 common shares, and our outstanding common shares increased to 21,060,190 as of December 31, 2018. During the nine months ended September 30, 2019, we offered and sold an additional 50,449 common shares under this program to raise $75,589 at an average (gross) price of $1.50/share. Furthermore, during the same period, we issued 54,462 of common shares to pay for the interest charged on the Amended & Restated Promissory Note, which is held by a company related to Mr. Valentios Valentis. At September 30, 2019, we had a total of 21,165,101 common shares issued and outstanding.

8

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Interim Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three Months Ended		Nine Months Ended
(In thousands of U.S. dollars)	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(4,121)	$(812)	$(4,774)	$(4,749)

Depreciation	1,381	1,381	4,119	4,086

Amortization of special survey costs	33	71	88	188

Interest and finance costs, net	1,196	1,469	3,032	4,374

EBITDA	$(1,511)	$2,109	$2,465	$3,899

Gain from debt extinguishment	-	-	(4,306)	-

(Gain) / Loss from financial derivative instrument	(5)	2	(12)	27

Vessel impairment charge	-	-	1,543	-

Adjusted EBITDA	$(1,516)	$2,111	$(310)	$3,926

Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels.

9

We calculate TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA and TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA and TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data: (Amounts in U.S.$)		Three Months Ended		Nine Months Ended
		September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Eco-Efficient MR2: (2 of our vessels)
	TCE	4,150	15,193	10,303	14,185
	Opex	6,399	5,762	6,044	5,768
	Utilization %	82.9%	100.0%	90.2%	100.0%
Eco-Modified MR2: (1 of our vessels)
	TCE	12,143	13,432	11,925	13,046
	Opex	5,779	6,236	6,435	6,894
	Utilization %	92.4%	100.0%	86.9%	98.8%
Standard MR2: (1 of our vessels)
	TCE	4,737	13,934	9,019	12,867
	Opex	6,017	5,860	5,893	5,926
	Utilization %	87.0%	98.9%	94.5%	99.6%
Small Tankers: (2 of our vessels)
	TCE	4,603	6,621	5,831	5,581
	Opex	4,715	4,836	5,133	5,156
	Utilization %	67.9%	72.3%	73.1%	66.7%
Fleet: (6 vessels)
	TCE	5,967	12,360	9,003	11,540
	Opex	5,670	5,549	5,780	5,778
	Utilization %	80.1%	90.6%	84.6%	88.4%

10

Conference Call and Webcast

We will host a conference call to discuss our results at 8:30 a.m., Eastern Time, on Thursday, November 14, 2019.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Thursday, November 21, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). The access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/2082027/28DF176BBCCFAFA7BB2EFEBB480DF88A

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call. The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of November 11, 2019)

			Carrying			Charter	Earliest
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	per day (1)	Date
Pyxis Epsilon [2]	SPP / S. Korea	MR	50,295	2015	Time	$15,350	March 2020
Pyxis Theta [2]	SPP / S. Korea	MR	51,795	2013	Time	$15,375	May 2020
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$15,500	April 2020
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$14,500	November 2019
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	Charter rates are gross and do not reflect any commissions payable.
2)	We have granted the charterer of the Pyxis Theta and the Pyxis Epsilon an option to extend the one-year time charter for an additional 12 months (+/- 30 days) at a gross charter rate of $17,500/d, respectively.

11

The Pyxis Delta is scheduled for an intermediate survey during 4Q ‘19 with expected off-hire of up to 3 days and estimated cost of $50 thousand. The Pyxis Epsilon is scheduled to have her first dry-docking in 1Q ‘20 with expected off-hire of 25 days and estimated cost of $0.9 million, including installation of Ballast Water Treatment System.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “potential,” “likely” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any in information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

12